SS&C Technologies, Inc.
80 Lamberton Road
Windsor, CT 06095
July 5, 2011
By EDGAR Transmission
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Melissa Feider

Re:	SS&C Technologies, Inc. Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 11, 2011 File No. 000-28430
Ladies and Gentlemen:
On behalf of SS&C Technologies, Inc. (the “Company”), I am writing in response to comments contained in the letter dated June 29, 2011 (the “Letter”) from Kathleen Collins of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned. The responses set forth below are keyed to the numbering of the comments and the headings used in the Letter.
Form 10-K for the Fiscal Year Ended December 31, 2010
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Years Ended December 31, 2010, 2009, and 2008
Provision for Income Taxes, page 46
1. We note from your response to prior comment 2 that you intend to provide additional disclosure in light of our comment. Please provide us with an example of what you intend to disclose. Also, tell us if certain foreign jurisdictions contributed materially to the incremental tax benefit from foreign operations, if this is not indicated in your proposed disclosure.

Response:	The Company intends to expand its current disclosure to provide additional information prospectively (beginning with the year ended December 31, 2011) with respect to its significant foreign operations as follows:
The Company’s effective tax rate includes the effect of operations outside the United States, which historically have been taxed at rates lower than the U.S. statutory rate. While the Company has income from multiple foreign sources, the majority of the Company’s non-U.S. operations are in Canada and the United Kingdom, where the statutory rates were XX% and XX%, respectively, in 2011, 30.4% and 28.0%, respectively, in 2010 and 33.1% and 28.0%, respectively, in 2009. Additionally, the foreign effective tax rate is benefited by certain other permanent items, such as enacted rate changes. A future proportionate change in the composition of income before income taxes from foreign and domestic tax jurisdictions could impact the Company’s periodic effective tax rate.
Liquidity and Capital Resources, page 46
2. We note your response to prior comment 2 and your liquidity discussion on page 52. We continue to believe you should consider providing enhanced liquidity disclosure of the amount of cash and investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. In this respect, this disclosure would illustrate that some investments are not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation. In your response, please quantify the amount of cash and investments held by foreign subsidiaries in the countries to which you intend to permanently reinvest earnings.

Response:	While the Company continues to believe that its current disclosures with respect to unremitted earnings are adequate, in light of the Staff’s comment, the Company will provide additional disclosure prospectively (beginning with the second quarter of 2011) as follows:
The Company has made a permanent reinvestment determination in certain non-U.S. operations which have historically generated positive operating cash flows. At December 31, 2010, the Company held approximately $14.6 million in cash and cash equivalents at non-U.S. subsidiaries where it had made such a determination and in turn no provision for US income taxes had been made. The Company has sufficient foreign tax credits available to offset tax obligations associated with repatriation of these funds.
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As requested in the Letter, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require additional information, please telephone the undersigned at (860) 298-4738.
Very truly yours,
/s/ Patrick Pedonti
Patrick J. Pedonti
Senior Vice President and Chief Financial Officer

cc:	Stephen V.R. Whitman, Esq. David A. Westenberg, Esq.